CONFIDENTIAL PORTIONS OMITTED
February 10, 2012
VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Kevin L. Vaughn

Re:	TriQuint Semiconductor, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
Response Letter dated February 3, 2012
File No. 000-22660

Dear Mr. Vaughn:
This letter responds to your letter dated February 3, 2012 commenting on TriQuint Semiconductor, Inc.’s Form 10-K for the year ended December 31, 2010. In this letter we have recited the staff’s comments in italicized type and have followed each comment with our response.

Form 10-K for the year ended December 31, 2010

Note 12. Commitment and Contingencies, page F-24

1.
We note your response to prior comment 7. We note that your process for determining the reasonably possible loss or range of losses appears to involve consideration of only case-specific information. Please explain to us how you consider other factors, such as your past experience with similar matters and competitors past experience with similar matters, in developing a range of reasonably possible loss for disclosure.

Response:
As the Company noted in its response to prior comment 7, when evaluating the Company's current litigation, claims or assessments, for purposes of developing a range of reasonably possible loss for disclosure, management meets to discuss, with respect to any matters, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the advice of legal counsel and other advisors related to each proceeding; (iv) the Company's experience or experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) information gleaned through settlement discussions, if any; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel legal issues or unsettled legal theories. The Staff has noted that all of these factors except factor (iv) generally involve only case-specific information. With respect to the Avago matter, factor (iv) played no role in developing a range of reasonably possible loss for disclosure because the Company (a) has never been involved in any other proceeding similar to the Avago matter, and (b) is not aware of the experience of any other entities that have been engaged in a proceeding similar to the Avago matter. The Company will continue to monitor and evaluate the status of the Avago matter each

Mr. Kevin L. Vaughn
February 10, 2012

quarter with respect to each of the factors, including factor (iv), identified above.

2.
Further to the above, we note that you have set a trial date for the Avago litigation for the third quarter of 2012. Considering that it appears you have been through or are going through the discovery process for this litigation, please explain to us in more detail what specific factors are causing the inability to estimate a range of reasonably possible loss and when you expect those factors to be alleviated. Address the following in your response:

•	Discuss whether you have been able to ascertain the patents that the plaintiffs allege you have infringed upon.

•	Discuss whether you have been able to ascertain which of your products the plaintiff alleges infringes upon its patents.

•	Discuss whether you have held settlement discussions with the plaintiffs in these cases.

•	Tell us whether the plaintiffs have specified any damages, whether formally or in settlement negotiations.

Response:

As discussed in our prior response to comment 7, we are unable to estimate a range of reasonably possible loss due to the complexity of the litigation and the fact that there are multiple claims brought by us against Avago in addition to the multiple claims that Avago has asserted against us. The outcome and range of potential damages for each of these claims is very uncertain, making the outcome of the litigation taken as a whole even more difficult to predict. The litigation could result in **. At this point, we are unable to predict when we will have greater visibility into the outcome of the litigation. In response to the Staff's specific questions:

•	The patents that Avago alleges have been infringed by the Company, as well as the patents that the Company alleges have been infringed by Avago, have been identified by the parties.

•	Similarly, each of Avago and TriQuint is aware of which of its products the other party asserts as infringing upon its patents.

•	**.

•	**.

If you have any further comments or questions regarding this letter, please contact me at (503) 615-9401.

Sincerely,

/s/ Steve Buhaly

Steve Buhaly
Chief Financial Officer

cc: Tara Harkins, Staff Accountant
Martin James, Senior Assistant Chief Accountant
Kevin L. Vaughn, Accounting Branch Chief

**CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.